PRESS RELEASE

Navios Maritime Holdings Inc. Announces Delivery of the
Panamax Navios Star

PIRAEUS, GREECE, December 7, 2006 − Navios Maritime Holdings Inc. (‘‘Navios’’) (NASDAQ: BULK, BULKU, BULKW), a large, global, vertically integrated seaborne shipping company, transporting a wide range of drybulk commodities including iron ore, coal and grain, announced today the delivery of its latest owned vessel, the Navios Star, a 76,662 dwt panamax vessel. The Navios Star was built at the Imabari Shipyard in Japan in April of 2002.

Navios received ownership of the Star through the exercise of a purchase option that Navios had obtained in connection with the long-term charter in agreement of the vessel. This exercise was previously announced in August of 2006 and is being fully financed by HSH Nordbank with a term facility of $19.5M. The current market value of the Navios Star is approximately $48.0 million. The Navios Star is currently employed under a long-term charter out agreement through January of 2010.

‘‘We are pleased to add the Navios Star to our owned fleet given the value of the vessel and its efficient operating profile,’’ said Ms. Angeliki Frangou, Chairman and CEO of Navios. ‘‘We will continue to exercise options on our chartered-in fleet, as market conditions permit. We also will continue to maximize the benefit of our flexible business model that includes an owned fleet as well as a chartered-in fleet.’’

Having exercised the option on the Navios Hyperion earlier this year, as of November 29, 2006, the Company had eight remaining purchase options on its 17 chartered-in vessels of which two are expected to be exercised in 2007. The company also maintains options on four of the six vessels still to be delivered. Many of these purchase options are at prices below the current market value for the vessels. Following the delivery of the Navios Hyperion, the company’s owned fleet will total 18 vessels.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay. Navios’ stock is listed in the NASDAQ’s National Market System where its Common Shares, Units and Warrants trade under the symbols ‘‘BULK’’, ‘‘BULKU’’, ‘‘BULKW’’, respectively. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com

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